March 27, 2007

Russell Mancuso
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Disaster Preparedness Systems, Inc. File No. 333-139528

Dear Mr. Mancuso:

This letter is written in response to the letter received from the Securities and Exchange Commission (the “Commission”) on January 10, 2007 (the “Staff Letter”) with respect to the registration statement on Form SB-2 (the “Registration Statement”) filed by Disaster Preparedness Systems, Inc. (the “Company”). We are filing electronically Amendment No. 1 to the Registration Statement (“Amendment No. 1”), originally filed by the Company on December 20, 2006, which reflects responses to the Staff Letter.

The following are responses to the Commission’s comments which are furnished as supplemental information and not as part of Amendment No. 1. We are providing to you under separate cover three copies of Amendment No. 1, which has been filed with the Commission concurrently herewith, all of which have been marked to show changes from the Registration Statement filed on December 20, 2006. For your convenience and to facilitate your review, we have set forth herein each comment contained in the Staff Letter, followed by our response.

Prospectus Cover Page

1.
We note your disclosure that your common stock is not presently traded on any market or securities exchange. Please note that paragraph 16 of Schedule A of the Securities Act of 1933 requires a registrant to include in its registration statement the price of the securities being offered for sale. Since your shares are not traded or quoted in a market, please revise your disclosure to indicate that the selling stockholders will sell at a fixed price per share until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. Please indicate the fixed price on the prospectus cover page and throughout your document where appropriate. Please revise your “Plan of Distribution” Section to contain similar disclosure.

In response to the Commission’s comment, we have added disclosure to the prospectus cover page and to the Plan of Distribution.

2.
Your financial statements should be updated, as necessary, in order to comply with Item 310(g) of Regulation S-B prior to the time you request acceleration of the effectiveness of your registration statement.

The Financial Statements contained in Amendment 1 have been updated accordingly.

Please be advised that with we intend to ask for acceleration of the effective date of the Registration Statement, as amended, on or about Tuesday, April 3, 2007.

If you have any questions or concerns, please contact me via telephone at (604) 785-0184 or via facsimile at (604)676-2821 or contact either Lawrence Rosenbloom or David Selengut at (212) 370-1300 or via facsimile at (212) 370-7889.

Sincerely,

/s/ Mark J. Henrickson
Mark J. Henrickson
President

cc:	Barry I. Grossman, Esq. Lawrence Rosenbloom, Esq. David Selengut, Esq.